UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒                                                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                                                    No ☒

Contact:
Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada:  888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE - ISRAEL LTD. REPORTS FINANCIAL
RESULTS FOR THE FULL YEAR & THE FOURTH QUARTER OF 2008

-	Towards the end of 2008, Blue Square Israel completed an additional step of its strategy - the launch of the HD “Mega Bool” format & the “Mega” private label brand -
-	Mr. Zeev Vurembrand, Blue Square’s President and CEO, said, “We are currently positioned to address various consumer needs in challenging times” -

ROSH HA’AYIN, Israel – March 23, 2009 - Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced its financial results for the full year and fourth quarter ended December 31, 2008.

NOTE: IFRS – International Financial Reporting Standard
Financial results for the full year and last three-month period ended December 31, 2008 are presented in accordance with the International Financial Reporting Standards (“IFRS”). To facilitate comparison, results from the full year and last three-month period ended December 31, 2007 have been adjusted in accordance with IFRS, and differ from the results originally reported.

Results for the Full Year 2008

Revenues: The Company’s revenues for 2008 were NIS 7,429 million (U.S. $1,954 million)(a)  compared to NIS 6,982 million in 2007, an increase of 6.4%. The increase reflects: 1) the opening of 20 new supermarkets in 2007-2008, including the accelerated expansion of the Eden Teva Market format; 2) the year’s 1.1% increase in Same Store Sales, reflecting the continued growth of Mega In Town countered partially by declining sales in Shefa Shuk format and Mega stores before their conversion to the Mega Bool format; and 3) the ongoing expansion of Bee Group Retail (“Bee Group”), and this year’s consolidation of the full-year results from Naaman Porcelain Ltd. (TASE: NAMN) (“Naaman”) and Vardinon Textile Ltd. (TASE: WRDT) (“Vardinon”), as opposed to the previous year, in which their revenues were only partially consolidated into the Company’s financial results, increasing 2008 revenues by NIS 133 million.

Gross Profit: Gross profit for 2008 increased by 11.2% to NIS 2,060 million (U.S. $541.8 million) (27.7% of sales) compared to NIS 1,852 million (26.5% of sales) in 2007. The increase reflects improved supplier terms; a positive influence from raised prices, a shift in the mix of sales between the Company’s formats, and the expansion of the Bee Group, as mentioned above, which is characterized by a higher sales gross margin compared to the food sector.

Selling, General, and Administrative Expenses: Selling, General, and Administrative expenses for 2008 were NIS 1,795 million (U.S. $472 million) (24.2% of sales) compared to NIS 1,563 million (22.4% of sales) in 2007, an increase of 14.8%. The increase reflects: 1) increased expenses associated with the opening of new stores and the accelerated development of the Eden Teva Market format; 2) expenses associated with the launch of the Mega Bool format; 3) a rise in the operating expenses of existing stores due to the increase in energy and electricity prices, as well as an increase in the CPI, which increased CPI-linked expenses such as rent and municipal taxes; and 4) the rise in expenses of the Bee Group due to its expansion and the fact that 2008 expenses included the full-year contributions of Naaman and Vardinon, as explained above, in contrast to 2007, when only a portion of their expenses were consolidated into the Company’s results.

Operating Income Before Other Expenses (Net) and Revaluation of Investment Property: Operating income for 2008 before other expenses and revaluation of investment property was NIS 265 million (U.S. $69.8 million) (3.6% of sales) compared to NIS 289 million (4.1% of sales) in 2007. The decrease in operating income comes mainly from the decrease in profitability of the food retail, mainly from stores which were converted to the Mega Bool format, and the increased expenses of Eden Teva Market, which is currently carrying out an establishment plan. In the Non-Food operations the operating income decreased due to the negative contribution of the Bee Group’s Dr. Baby format, which opened eight self-operating stores in 2008.

Revaluation of Investment Property: In 2008, the Company’s recorded income of NIS 19.1 million (U.S. $5.0 million) associated with the increase in value of its investment property compared with NIS 10.5 million in 2007. The revaluation of Investment Property is mainly from Hadar Talpiyot mall which located in Jerusalem, in which the company holds 50%.

Other Expenses (Income), Net: In 2008, the Company recorded other expenses (net) of NIS 2.5 million (U.S. $0.7 million) compared with net income of NIS 3.1 million during 2007. This included a NIS 6.0 million (U.S. $1.6 million) expense associated with the Company’s efficiency program, primarily including the reduction of headcount at the Company’s headquarters, and a provision of NIS 6 million (U.S. $1.6 million) associated with the reduction of property value and depreciation. The expenses were countered partially by other income (net) totaling NIS 9 million (U.S. $2.4 million), which derived from the decrease in the Bee Group‘s holdings following its reorganization.

Operating Income: Operating income for 2008 was NIS 281.8 million (U.S. $74.1 million) (3.8% of sales) compared to NIS 302.7 million (4.3% of sales) in 2007, a decline of 6.9%.

Financial Expenses (net): Financial expenses (net) for 2008 were NIS 106 million (U.S. $27.8 million) compared to NIS 57 million in 2007. This increase derived from the year’s increase in the consumer price index compared to 2007, an increase in net financial debt and hedging against a rise in the consumer price index, mitigated partially by financial income of NIS 24 million related to revaluations of the Company’s financial instruments.

Taxes on Income: Taxes on income for 2008 were NIS 43.8 million (U.S. $11.5 million) (24.9% effective tax rate compared to a statutory tax rate of 27%) compared to NIS 69.8 million in 2007 (effective tax rate of 28.4% compared to a statutory tax rate of 29%) in 2007.

The decrease in the effective tax rate derived primarily from the year’s decline in the statutory tax rate.

Net Income: Net income for 2008 was NIS 132.4 million (U.S. $34.8 million) compared to NIS 175.8 million for 2007. The portion of the net profit attributable to shareholders, as calculated in accordance with the IFRS, was NIS 104.6 million (U.S. $27.5 million), or NIS 2.41 per ADS (U.S. $0.63), while the portion attributable to the share of minority interests was NIS 27.8 million (U.S. $7.3 million). The decrease in net profit derives from the decrease in operating income, and the increase in the financial expenses as explained above.

More details

Supermarkets: As of December 31, 2008, the Company operated 194 supermarkets in the following formats: Mega In Town -113; Mega Bool – 36; Mega – 19; Shefa Shuk – 21; Eden Teva Market – 5.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization): EBITDA for 2008 was NIS 427 million (U.S. $112.4 million) (5.8% of sales) compared to NIS 423 million (6.1% of sales) in 2007.

For the fourth quarter of 2008, the EBITDA (earnings before Interest, Taxes, Depreciation, and Amortization) was   NIS 83 million (U.S. $21.8 million) (4.7% of sales) compared to NIS 94 million (5.3% of sales) in the fourth quarter of 2007.

In 2003, the Board of Directors has resolved that dividends will not be distributed in a quarter when the  ratio of financial obligations (as defined by S&P Maalot in its rating for BSI's debentures issued in 2003)  to EBITDA for the prior four quarters exceeds 3, or if the ratio of the cost of unencumbered fixed assets to financial obligations is below 1.2. This is in accordance with definitions established by the rating company Standard & Poor’s Maalot in its rating analysis of the Company’s debentures issued in 2003. According to the Company’s unaudited financial reports as of December 31, 2008, the ratio of its financial obligations to EBITDA as of the end of 2008 was 3.3, and the ratio of its unencumbered fixed assets to the financial obligations  was 1.6.

Events During the Reporting Period

•	Dividend: In October 2008, the Company distributed a cash dividend of NIS 150.0 million.

•
Successful tender offer: During the fourth quarter, the Company announced the successful completion of a NIS 150.7 million tender offer for all of the remaining publicly held shares of BSIP (Blue Square Chain Properties & Investments Ltd.). As such, the Company now holds 100% ownership and control of the shares of BSIP. The Company believes that this course will contribute to the improvement of its overall operating efficiency and increase its earnings per share for the benefit of shareholder value.

•
Launch of Mega Bool (Blue Square’s New HD Format) and “Mega” line of private label products: on December 23rd, the Company launched Mega Bool, a new HD supermarket format formed through the conversion of approximately 36 existing Blue Square-Israel stores (approximately 120,000 square meters), including approximately 20 large stores from the Mega and Shefa Shuk formats and 16 smaller stores located within residential neighborhoods and city centers. In parallel, the Company has also announced the launch of its new Mega line of private label goods with the goal of strengthening customer loyalty and recognition of the Company’s format brand area.   The Company believes these steps will make Blue Square-Israel a strong, focused player in Israel’s HD formats, which currently are estimated  for one third of all Israeli retail food sales, while enabling the Company to provide a comprehensive shopping solution for each type of shopper in each region in Israel.

•
Organic and health food markets: During the fourth quarter, the Company continued its accelerated expansion of the Eden Teva Market organic/health food format through the opening of a new branch in Ashdod next to an existing Mega store. The growth in demand for high-quality organic food at reasonable prices is evident from the continuously rising sales of this exciting new format, confirming the desire of consumers to buy healthier products even in current times.

•
Bee Group (non-food retailing): During the fourth quarter, the Company continued with a re-organization process that will help it capitalize on potential synergies between Bee Group subsidiaries and to begin functioning as the Non-Food retailing arm of Blue Square-Israel as a whole.

On March 22, 2009, Bee Group (of which the Company holds 85%) acquired an additional 8% (approximately) of the shares of Naaman Porcelain Ltd. (TASE: NAMN) (“Naaman”), thereby increasing its holdings in Naaman to 68.42%.

Results for the Fourth Quarter

Revenues: Revenues for the fourth quarter were NIS 1,753 million (U.S. $461.2 million), compared to NIS 1,784 million in the parallel quarter of 2007 a decrease of 1.7%.  Supermarket same store sales (SSS) for the period decreased by 4.5% compared to the parallel quarter. This is due primarily to the process of establishing the Mega Bool HD format, which involved the conversion of approximately 36 stores, together with a decrease in sales of the Shefa Shuk format and a decrease in the sales of some Mega stores prior to their conversion to the Mega Bool format, which was partially offset by the increase in same store sales (SSS) of Mega In Town stores. The decrease was mitigated by the opening of ten new stores during the 12-month period, adding approximately 12,000 square meters to the chain, contributed to the increase in revenues, and the increased sales of Bee Group by approximately NIS 5.2 million (U.S. $1.4 million) during the fourth quarter of 2008 compared to the parallel quarter of 2007.

Gross Profit: Gross profit for the fourth quarter increased by 2.7% to NIS 490 million (U.S. $128.9 million) (28.0% of sales) compared to NIS 477 million (26.8% of sales) in the fourth quarter of 2007. The increase in the gross margin reflected a change in the mix of sales, including a higher contribution from formats characterized with relatively high gross margins. Gross margin was also positively affected by improved supplier agreements and discounts, together with rising prices.

Selling, General, and Administrative Expenses: Selling, General, and Administrative expenses for the fourth quarter increased by 8.3% to NIS 446 million (U.S. $117.3 million) (25.4% of revenues) compared to NIS 412 million (23.1% of revenues) in the parallel quarter of 2007. The increase reflects: 1) increased expenses associated with the opening of ten new stores and the accelerated development of the Eden Teva Market format; 2) expenses associated with the launch of the Mega Bool format; 3) a rise in the operating expenses of existing stores due to the increase in CPI, which increased CPI-linked expenses such as rent and municipal taxes; and 4) the rise in selling and administrative expenses of the Bee Group.

Operating Income Before Other Expenses (Net) and Revaluation of Investment Property: Operating income for the fourth quarter before other expenses (net) and revaluation of investment property was NIS 44.3 million (U.S. $11.6 million) (2.5% of  sales) compared to NIS 65.8 million (3.2% of sales) in the fourth quarter of 2007. The decrease derived from the quarter’s decrease in sales as compared to the parallel quarter of 2008 and the rise in operating expenses; from expenses associated with the accelerated opening of new Eden Teva Market branches; from expenses associated with the launch of the Mega Bool format; and from activities associated with the opening of new stores in the Bee Group’s Dr. Baby format, as explained above; countered partially by the rise in gross margin.

Revaluation of Investment Property: During the fourth quarter of 2008, the Company recorded income of NIS 1.1 million (U.S. $0.3 million) compared with NIS 10.5 million in the parallel period of 2007.

Other Expenses, Net: In the fourth quarter of 2008, the Company recorded other expenses of NIS 11.8 million (U.S. $3.1 million), while in the fourth quarter of 2007 it recorded other income of NIS 5.4 million. The expenses (net) for the fourth quarter of 2008 included NIS 6.0 million (U.S. $1.6 million) associated with the Company’s efficiency program primarily including the reduction of headcount at the Company’s headquarters, and a NIS 6 million (U.S. $1.6 million) provision associated with the impairment in value and depreciation of fixed assets.

Operating Income: Operating income for the fourth quarter was NIS 33.6 million (U.S. $8.8 million) (1.9% of sales) compared to NIS 81.7 million (4.6% of sales) in the fourth quarter of 2007.

Financial Expenses (net): Financial expenses (net) for the quarter were NIS 7.0 million (U.S. $1.8 million) compared to financial income (net) of NIS 12.2 million in the parallel quarter of 2007. The transition from financial income to financial expenses reflects primarily the decrease in value of financial instruments and hedging against a rise in the consumer price index, as measured by the Fair Value method, whose changes in value generated financial expenses of NIS 7.0 million (U.S. $1.8 million) during the fourth quarter of 2008, compared to financial income of NIS 26.0 million in the fourth quarter of 2007.

Taxes on Income: Taxes on income for the fourth quarter were NIS 8.4 million (U.S. $2.2 million) (31.6% effective tax rate compared to a statutory tax rate of 27%) compared to NIS 23.2 million in the fourth quarter of 2007 (effective tax rate of 24.7% compared to a statutory tax rate of 29%) in the parallel quarter of 2007. The increase in the effective tax rate reflects primarily the losses of Eden Teva Market and Dr. Baby formats, for which taxes were not recorded during the period.

Net Income: Net income for the fourth quarter of 2008 was NIS 18.1 million (U.S. $4.8 million) compared to NIS 70.8 million in the fourth quarter of 2007. The portion of the net profit attributable to shareholders, as calculated in accordance with the IFRS, was NIS 10.4 million (U.S. $2.7 million), or NIS 0.24 per ADS (U.S. $0.063), while the portion attributable to the share of minority interests was NIS 7.7 million (U.S. $2.0 million). The decrease in net income derived primarily from the rise in operating expenses, decrease in operating profit and increase in financial expenses, as explained above.

Comments of Management

Commenting on the results, Mr. Zeev Vurembrand, Blue Square’s President and CEO said, “With the closing of 2008, we conclude today a complex and challenging year, due both to the difficult macroeconomic environment which have impacted our markets, and to the extensive internal reorganization process that we have undertaken.

During the year, we completed the forming of a comprehensive new strategy designed to giving us the right structure for today’s competitive and marketplace conditions. As part of this strategy, during the fourth quarter of 2008 we announced and launched our new Mega Bool format and Mega private label brand, both in continuation with the successful new direction of the Mega In Town format.”

Mr. Vurembrand continued, “In 2009, our focus will be to execute successfully additional central elements of the strategic plan, including: the achievement of a deeper nationwide penetration of the Mega Bool format and a broader consumer awareness of its unique marketing concept; an expansion of our private label line to encompass additional product categories; the launch of a customer loyalty program through the offering of a unique membership card; and the continued accelerated development of the Eden Teva Market format to reach 10 stores by the end of 2009. In addition, we will continue the process of consolidating the headquarters of Bee Group’s subsidiaries with the goal of giving it a higher level of operating efficiency and capitalizing on potential operating synergies between the Bee Group and Blue Square-Israel as a whole.”

Mr. Vurembrand concluded, “2009 promises to be a challenging year given today’s macro-environment. However, the completion of the organizational structure positions us in the most efficient structure for today’s spirit of times and to future yet to come. ”

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at December 31, 2008: U.S. $1.00 equals NIS 3.802. The translation was made solely for the convenience of the reader.

##

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 199  supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2007.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2008
(UNAUDITED)

			Convenience
			translation
	December 31,		December 31,
	2007	2008	2008
	(Unaudited)
	NIS		U.S. dollars
	In thousands
A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	56,410	95,325	25,072
Marketable securities	199,394	171,849	45,200
Short-term bank deposit	103,498	206	54
Trade receivables	776,251	729,970	191,996
Other accounts receivable	99,841	87,624	23,047
Income taxes receivable	23,062	74,446	19,581
Inventories	453,944	497,080	130,742
	1,712,400	1,656,500	435,692

NON-CURRENT ASSETS:
Associated companies	4,948	4,915	1,293
Embedded derivative	10,500	5,248	1,380
Prepaid expenses in respect of operating lease	199,679	192,426	50,612
Other long-term receivables	48,289	1,554	409
Property, plant and equipment, net of accumulated depreciation and amortization	1,613,515	1,701,222	447,454
Investment property	315,778	434,232	114,211
Intangible assets and deferred charges, net of accumulated amortization	280,420	404,422	106,371
Deferred taxes	33,542	44,508	11,706
	2,506,671	2,788,527	733,436

Total assets	4,219,071	4,445,027	1,169,128

BLUE SQUARE - ISRAEL LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2008
(UNAUDITED)
	December 31,		Convenience translation December 31,
	2007	2008	2008
	(Unaudited)
	NIS		U.S. dollars
	In thousands

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	171,010	210,901	55,471
Current maturities of debentures and convertible debentures	69,859	25,999	6,838
Trade payables	981,188	1,006,386	264,699
Other accounts payable and accrued expenses	*) 427,665	463,292	121,854
Income taxes payable	2,905	6,933	1,824
Provisions for other liabilities	*) 12,337	17,915	4,712
	1,664,964	1,731,426	455,398

NON CURRENT LIABILITIES:
Long-term loans from banks, net of current maturities	248,488	341,586	89,844
Convertible debentures, net of current maturities	*) 193,706	130,525	34,331
Debentures, net of current maturities	*) 749,018	985,844	259,296
Other liabilities	11,646	39,925	10,501
Derivatives instruments	9,968	9,481	2,494
Liabilities for employee rights, net of amount funded	35,986	49,911	13,128
Deferred taxes	57,615	60,327	15,867
	1,306,427	1,617,599	425,461

Total liabilities	2,971,391	3,349,025	880,859

SHAREHOLDERS’ EQUITY:
Equity attributable to equity holders of the Company:
Ordinary shares	57,094	57,094	15,017
Additional paid-in capital	1,018,405	1,018,405	267,860
Other reserves	1,415	(261)	(69)
Accumulated deficit	(107,262)	(154,719)	(40,694)
	969,652	920,519	242,114

Minority interest	278,028	175,483	46,155
Total equity	1,247,680	1,096,002	288,269

Total liabilities and shareholder’s equity	4,219,071	4,445,027	1,169,128

*) Reclassified

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE TWELVE AND THREE MONTHS PERIODS
ENDED DECEMBER 31, 2008
(UNAUDITED)

					Convenience
					translation
					for the
	Year		Three months		three months
	ended December 31,		ended December 31,		ended December 31,
	2007	2008	2007	2008	2008
	Unaudited
	NIS				U.S. Dollars
	In thousands (except share and per share data)

Sales	6,981,984	7,429,121	1,784,147	1,753,324	461,158
Cost of sales	5,129,578	5,369,149	1,306,780	1,263,214	332,250

Gross profit	1,852,406	2,059,972	477,367	490,110	128,908

Selling, general and administrative expenses	1,563,208	1,794,720	411,583	445,855	117,269

Operating profit before net gain from adjustment of investment property to fair value and other expenses and income	289,198	265,252	65,784	44,255	11,639

Other income	15,835	12,233	15,217	329	87
Other expenses	12,755	14,716	9,784	12,110	3,185
Net gain from adjustment of investment property to fair value	10,456	19,067	10,456	1,097	289

Operating profit	302,734	281,836	81,673	33,571	8,830

Finance income	60,978	60,700	24,465	19,049	5,010
Finance expenses	118,297	166,295	12,241	26,081	6,860
Share in profit (losses) of associated companies, net	186	(33)	49	(15)	(4)

Income before taxes on income	245,601	176,208	93,946	26,524	6,976
Taxes on income	69,779	43,806	23,164	8,391	2,207

Net income for the period	175,822	132,402	70,782	18,133	4,769

Attributable to:
Equity holders of the parent	143,628	104,586	61,142	10,437	2,745
Minority interests	32,194	27,815	9,640	7,696	2,024

Net income per Ordinary share attributed to Company shareholder's or ADS:
Basic	3.39	2.41	1.41	0.24	0.06
Fully diluted earning (loss)	3.39	1.62	1.16	(0.19)	(0.05)

Weighted average number of shares or ADS used for computation of income per share:
Basic	42,355,339	43,372,819	43,372,819	43,372,819	43,372,819
Fully diluted	42,355,339	45,037,692	44,793,242	45,037,692	45,037,692

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW FOR
THE YEAR ENDED DECEMBER 31, 2008
(UNAUDITED)
			Convenience
			translation
			for the
	Year		year
	ended December 31,		ended December 31,
	2007	2008	2008
	Unaudited
	NIS		U.S dollars
	In thousands (except share and per share data)

CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	245,601	176,208	46,346
Income tax paid	(60,903)	(94,212)	(24,779)
Adjustments required to reflect the cash flows from operating activities (a)	159,080	318,087	83,663
Net cash provided by operating activities	343,778	400,083	105,230

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment, investment property and software	(205,934)	(300,694)	(79,088)
Additional investment in subsidiary	(5,000)	(186,403)	(49,028)
Investment in intangible assets and deferred charges	—	(1,383)	(363)
Proceeds from realization of investment in subsidiary	394	—	—
Collection of short-term bank deposit, net	398,513	101,281	26,639
Payments on account of real estate	(45,825)	—	—
Repayment of long-term receivables	409	1,250	329
Proceeds from sale of property, plant and Equipment, investments property and software	16,456	8,126	2,137
Proceeds from of marketable securities	13,340	185,104	48,686
Purchase of marketable securities	(175,258)	(169,747)	(44,647)
Acquisition of subsidiaries consolidated for the first time (b)	(161,876)	—	—
Interest received	55,170	17,778	4,676
Net cash provided (used) in investing activities	(109,611)	(344,688)	(90,659)

CASH FLOWS FROM FINANCING ACTIVITIES:
Convertible debentures repaid	(16,728)	—
Dividend paid to shareholders	(280,000)	(150,000)	(39,453)
Issuance of debentures	—	121,259	31,894
Dividend paid to minority shareholders of subsidiaries	(50,706)	(22,077)	(5,807)
Receipt of long-term loans	269,364	231,398	60,862
Repayments of long-term loans	(215,143)	(130,571)	(34,343)
Repayments of credit from trade payables	(1,740)	(1,740)	(458)
Short-term credit from banks, net	3,396	15,689	4,127
Interest paid	(72,527)	(89,244)	(23,473)
	(364,084)	25,286	(6,651)
Net cash provided (used) in financing activities

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW FOR
THE YEAR ENDED DECEMBER 31, 2008 (CONTINUED)
(UNAUDITED)

				Convenience
				translation
				for the
		Year		twelve months
		ended December 31,		ended December 31,
		2007	2008	2008
		Unaudited
		NIS		U.S dollars
		In thousands (except share and per share data)

	INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(129,917)	30,109	7,920
	BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	182,946	53,029	13,948
	BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	53,029	81,138	21,868

(a)	Adjustments required to reflect the cash flows from operating activities:
	Income and expenses not involving cash flows:
	Depreciation and amortization	132,726	153,882	40,474
	Net gain from adjustment of investment property to fair value	(10,456)	(19,067)	(5,015)
	Share in profits losses (gain) of associated companies	(186)	33	9
	Amounts charged in respect of employee share-based payment	—	7,969	2,096
	Loss (gain) from sale, disposal of impairment of property, plant and equipment and investment property	(4,927)	5,989	1,575
	Loss (gain) from changes in fair value of derivative financial instruments	1,400	(30,840)	(8,111)
	Linkage differences on long-term loans and other liabilities, net	18,428	71,262	18,743
	Capital loss from realization of investments in subsidiaries	1,520	(11,176)	(2,940)
	Increase (decrease) in liability for employee rights, net	(31)	263	69
	Decrease in value of marketable securities deposit and long-term receivables, net	54,252	11,169	2,938
	Interest received and interest paid, net	17,357	71,466	18,797

	Changes in operating assets and liabilities:
	Decrease (increase) in trade receivables and other accounts receivable	(62,176)	50,277	13,223
	Decrease (increase) in inventories	(16,145)	(43,136)	(11,346)
	Increase (decrease) in trade payables and other accounts payable	27,318	49,996	13,151
		159,080	318,087	83,663

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW FOR
THE YEAR ENDED DECEMBER 31, 2008 (CONTINUED)
(UNAUDITED)

				Convenience
				translation
				for the
		Year		twelve months
		ended December 31,		ended December 31,
		2007	2008	2008
		Unaudited

		NIS		U.S dollars
		In thousands (except share and per share data)

(b)	Acquisition of subsidiaries consolidated for the first time:
	Assets and liabilities assumes at date of acquisition:
	Working capital (excluding cash and cash equivalents)	(68,933)	—
	Property, plant and equipment and investment property	(32,009)	—
	Deferred taxes, net	14,703	—
	Liability for employee rights upon retirement, net	2,663	—
	Long-term loans and convertible debentures	34,288	—
	Intangible assets arising on acquisitions	(169,743)	—
	Minority interest in subsidiary at date of acquisition	55,645	—
	Embedded derivative	1,510	—
		(161,876)	—

(c)	Supplementary information on investing and financing activities not involving cash flows:
	Issuance of shares upon conversion of convertible debentures	255,676	—	—
	Exercise of convertible debentures of subsidiary	2,598	—	—
	Purchasing property, plant and equipment on credit	5,690	14,797	3,892

BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA
FOR THE YEAR AND THREE MONTHS PERIODS
ENDED DECEMBER 31, 2008
(UNAUDITED)

	For the year ended December 31		For the three months ended December 31		Convenience translation for the three months ended December 31,
	2007	2008	2007	2008	2008
	NIS				U.S.$
	In millions
	Unaudited

Sales	6,982	7,429	1,785	1,753	461

Operating income before net gain from adjustment of investment property to fair value and other expenses and income	289	265	66	44	11.6

EBITDA	423	427	94	83	21.8

EBITDA margin	6.1%	5.8%	5.3%	4.7%	4.7%

Increase in same store sales*	1.2%	1.1%	4.8%	(4.5%)	NA

Number of stores at end of period	185	194	185	194	NA
Stores opened during the period	10	10	3	1	NA
Stores closed during the period	0	1	0	1	NA

Total square meters at end of period	342,705	354,531	342,705	354,531	NA
Square meters added (less) during the period, net	19,401	11,826	3,421	(1,737)	NA

Sales per square meter	19,905	19,898	4,977	4,691	1,232

Sales per employee (in thousands)	937	954	234	230	60.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE-SQUARE – ISRAEL LTD.

Date: March 23, 2009	By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv
General Counsel & Corporate Secretary